SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                14 December 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosure:   1.  BT Fusion for business announcement made on 14 December 2006

DC06-669                                                   December 14, 2006

                 WORLD-FIRST BT FUSION NOW AVAILABLE WITH WI-FI
                              FOR SMALL BUSINESSES

BT today launched BT Fusion Wi-Fi for business, bringing together the benefits of fixed and mobile convergence on one mobile device, with seamless two-way handover between Wi-Fi and GSM.

The new service will give small business customers a range of benefits to increase their productivity and performance, including: high speed access to business applications in Wi-Fi mode at up to five times faster than GPRS, free access to all your fixed and mobile voice messages stored in one place, and call rates as cheap as 5p for 60 minutes from the office and out and about.

Two cutting edge dual-mode Wi-Fi mobile handsets are available from BT immediately, the Nokia 6136 and the Motorola A910. Samsung's P200 will be added to the range next month.

When combined with BT Business One Plan, BT's triple-play package for mobile, fixed and broadband, prices start from just GBP15 a month including the handset, allowing businesses to squeeze extra value from their existing BT broadband line.

In the office, or at BT Openzone hotspots, for up to 60 minutes customers pay 5p for UK fixed line calls, less than the cost of a text; 15p for calls to BT mobiles, and 25p for calls to other UK mobiles. On the move all calls to both fixed and mobile numbers are capped at 25p for up to 60 minutes.

Steve Andrews, managing director of Mobility and Convergence, said: "This is a great day for small businesses. Customers tell us they need communications services that are better, simpler and faster to help them succeed wherever they are working.

"BT Fusion brings together in one service, high speed access to critical business information, free access to all your messages stored in one place and a great value calls package - wherever you are, all on one high quality handset."

BT's estate of around 2,000 Openzone hotspots at premium business locations, such as airports, railway stations and hotels, as well as an increasing number of leisure sites, mean that it is in a unique position to offer customers even more places where they can get higher quality, ultra high-speed access and fixed line rates for all their BT Fusion calls.

Additionally, BT's plans to build a first phase of 12 Wireless Cities by the end of March next year means that most of the UK's major city centres will soon offer comprehensive, high quality, Wi-Fi coverage with Openzone access.

Andrews said: "We were the first to market in the world with BT Fusion, we've already offered UK businesses the first triple-play tailored for their needs and now we are the first to offer them fixed-mobile handsets using Wi-Fi, at home, in the office and out and about with BT Openzone. And we will continue to build on our extensive and growing Wi-Fi network."

The new groundbreaking service also includes a free 20Mb GPRS data allowance so that businesses can use their mobiles for more than just phone calls without worry. Customers can use their handsets to access their e-mails, business applications and the mobile internet, in the office and at BT Openzone hotspots at faster speeds than GPRS.

Also available free is Call Minder Multi, BT's smart messaging service, which combines the customer's mobile and landline voicemail, giving them only one mailbox to call to pick up all their messages.

Other benefits for Wi-Fi Fusion customers are that they can keep their existing mobile number, receive a single bill and have just one point of contact.

Customers can visit http://www.btbusinessshop.com/page/btfusion_hub or call

0800 345 7630 for more information.

For more information please contact Michael Jarvis on 020 7356 6045, e-mail: michael.2.jarvis@bt.com or Leslie King on 020 7356 5383, e-mail:
leslie.king@bt.com


Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369.


All news releases can be accessed at our web site: http://www.bt.com/newscentre.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended March 31, 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 14 December 2006